[LOGO OMITTED]

                   SAPIENS INTERNATIONAL ANNOUNCES Q1 RESULTS

               COMPANY REPORTS NET LOSSES IN A SLOW FIRST QUARTER
              RETURN TO PROFITABILITY PROJECTED IN THE NEAR FUTURE

Research Triangle Park, N.C.--May 15, 2003--Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) today announced its unaudited results of operations for the first quarter ended March 31, 2003.

Revenues in the first quarter of 2003 totaled $12.1 million, representing a 24.8% decrease over revenues of $16 million in the first quarter of 2002. Gross profit margin reached 38.6% in Q1 of 2003 compared with 43.1% in the first quarter of 2002. The Company reported an operating loss of $2.2 million compared with $2.4 million in Q4 2002, and an operating profit of $0.4 million in the same period last year. Net loss for the quarter was $2 million compared with $4.9 million in Q4 2002, and a net income of $0.2 million in Q1 of 2002.

Itzick Sharir, President and Chief Executive Officer of Sapiens, commented:
"These disappointing results are the outcome of the Company pursuing fewer non-strategic opportunities as well as delayed and slowed down projects. The results should be viewed in light of the current difficulties in both the IT and Insurance industries, together with the uncertainties besetting the global economy. We see this as a short-term trend and as our backlog remains strong, we believe in our ability to return to profitability in the near future, through both increased revenues and already accomplished cost re-alignment, as demonstrated in the sharp decline of losses compared with Q4 2002.

"Challenged by the move to be a supplier of IT Business Solutions to the Insurance Industry, I am glad to inform about the progress made. Our new line of products for the insurance industry, SAPIENS INSIGHT(TM) solutions suite, is gaining momentum. Early adopters, who have put their new systems in production, report significant return on their investments, while at the same time we are gaining increased recognition for our solutions within the insurance marketplace and expect new insurance companies to join our reputable existing customer base.

"Looking ahead, we will continue our plan for growth, while being committed to making the necessary adjustments in our business in order to bring the Company back to profitability. I continue to be confident and focused on our strategic vision through the current troubled times."


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                                                                          PAGE 2


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1Q-03 CONFERENCE CALL:
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Sapiens International will hold a CONFERENCE CALL to discuss the results on
THURSDAY, MAY 15TH, 2003, AT 09:00AM (EST)

To participate, please call:
From the US and Canada: 1-866-485 2399
From the UK: 0-800-917 4613
International callers: + 972-3-9180610
10 minutes prior to start time

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FOR ADDITIONAL INFORMATION:
--------------------------------------------------------------------------------
Yuval Hadari                             Itzick Sharir
Chief Financial Officer                  Chief Executive Officer
Sapiens International                    Sapiens International
Tel: +1-877-554-2426                     Tel:   +44-1895-464 265
     +972-8-938-2721

E-mail: yuval.h@sapiens.com              E-mail: itzick.s@sapiens.com
        -------------------                      --------------------

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ABOUT SAPIENS INTERNATIONAL
Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations and other leading companies to adapt quickly to change. Sapiens' modular solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through wholly owned subsidiaries in North America, EMEA and Asia Pacific. The Company has partnerships with market leaders such as IBM and EDS and its clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial, Prudential, Abbey National, Honda, International Paper and Panasonic UK, among others. For more information, please visit www.sapiens.com.

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

                                      # # #

                     SAPIENS INTERNATIONAL CORPORATION N.V.

                   Condensed Consolidated Statements of Income
              (U.S. Dollars in thousands, except per share amounts)

                                                                 For the three months ended
                                                       -----------------------------------------------
                                                             03/31/2003              03/31/2002
                                                       ----------------------- -----------------------
                                                            (Unaudited)             (Unaudited)

REVENUES
Products                                                $      6,324             $   10,171
Consulting and other services                                  5,732                  5,865
                                                       ----------------------- -----------------------
Total revenues                                                12,056                 16,036
                                                       ----------------------- -----------------------

COST OF REVENUES

Products                                                       3,851                  5,134
Consulting and other services                                  3,550                  3,989
                                                       ----------------------- -----------------------
Total cost of revenues                                         7,401                  9,123
                                                       ----------------------- -----------------------

GROSS PROFIT                                                   4,655                  6,913

EXPENSES

Research and development, net                                  1,401                  1,322
Selling, marketing, general and administrative                 5,407                  5,225
                                                       ----------------------- -----------------------

OPERATING INCOME/(LOSS)                                       (2,153)                   366

Financial expenses, net                                          170                    163
Other income/(expenses), net (a)                                 336                    (40)
                                                       ----------------------- -----------------------

NET INCOME/(LOSS)                                       $     (1,987)            $      163
                                                       ======================= =======================

Basic and diluted earnings/(loss) per share             $      (0.04)            $       --
                                                       ======================= =======================

Weighted average shares used to compute:

Basic earnings/(loss) per share                                53,453                  36,164
Diluted earnings/(loss) per share (b)                          53,453                  45,274


Note       a: Includes taxes and minority interest

           b: Due to the net loss in 2003 the inclusion of dilutive securities would be antidilutive.

                     SAPIENS INTERNATIONAL CORPORATION N.V.

                      Condensed Consolidated Balance Sheets
                           (U.S. Dollars in thousands)

                                                            31/03/03               12/31/2002
                                                    ------------------------ -------------------------
                                                          (Unaudited)             (Unaudited)
(Unaudited)

ASSETS
  Cash                                                              $ 21,404                 $ 22,001
  Short-term investments                                               6,148                    1,652
                                                    ------------------------ ------------------------
                                                                      27,552                   23,653
  Trade receivables                                                    7,260                   10,405
  Other current assets                                                 6,944                    5,842
                                                    ------------------------ ------------------------
  TOTAL CURRENT ASSETS                                                41,756                   39,900
                                                    ------------------------ ------------------------


  Property and equipment, net                                          3,239                    3,426
  Other assets                                                        21,762                   21,826

                                                    ------------------------ ------------------------
TOTAL ASSETS                                                        $ 66,757                 $ 65,152
                                                    ======================== ========================


LIABILITIES AND SHAREHOLDERS' EQUITY

  Short-term loans and current maturities
     of long-term debt                                              $ 13,977                 $  9,483
  Trade payables                                                       2,580                    2,578
  Other liabilities and accrued expenses                              14,288                   14,541
  Deferred revenue                                                     3,130                    3,683
                                                    ------------------------ ------------------------
  TOTAL CURRENT LIABILITIES                                           33,975                   30,285
                                                    ------------------------ ------------------------

  Long-term debt and other liabilities                                 7,663                    7,787
  Redeemable shares in a subsidiary                                   11,259                   11,185
  Shareholders' equity                                                13,860                   15,895

                                                    ------------------------ ------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                          $ 66,757                 $ 65,152
                                                    ======================== ========================


                                      # # #